UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of March, 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES



1.   Name of company

     SPIRENT PLC


2.   Name of shareholder having a major interest

     BARCLAYS PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     SHAREHOLDER NAMED IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                        Account designation         Holding

ABBEYUTTL-6010782807-VIDACOS N                ABBEYUTT               275,601

ABPEURUKQ-872482-MELLON NOMINE                ABPEURUK             1,005,443

ABUEURTTL-8003168-MORGAN NOMIN                ABUEURTT                64,576

ALEXITTTL-28166-CHASE NOMINEES                ALEXITTT             2,971,464

ALMLUFTTL-18409-CHASE MANHATTA                ALMLUFTT               487,521

ASTEXMTTL-21359-CHASE NOMINEES                ASTEXMTT             1,220,660

ASUKEXTTL-20947-CHASE MANHATTA                ASUKEXTT            41,814,134

AXATRKTTL-845315-MIDLAND BANK                 AXATRKTT                23,453

B2350FTTL-19499-CHASE MANHATTA                B2350FTT               106,298

BARCLAYS CAPITAL NOMINEES LIMI                                       934,302

BARCLAYS TRUST CO AS EXEC/ADM                                            615

BARCLAYSHARE NOMINEES LIMITED                                         41,330

BDFORDTTL-BCP01-NORTHERN TRUST                BDFORDTT                47,353

BDUKEQTTL-N3YZ-STATE STREET                   BDUKEQTT                10,446

BEUREQTTL-N3B2-STATE STREET                   BEUREQTT                 8,621

BLENTFUKQ-16344-CHASE MANHATTA                BLENTFUK               400,264

BLENTPUKQ-16345-CHASE MANHATTA                BLENTPUK               742,167

BLEQFDUKQ-16331-CHASE MANHATTA                BLEQFDUK               246,435

BLEQPTUEA-16341-CHASE MANHATTA                BLEQPTUE             1,964,545

BLEQPTUKQ-16341-CHASE MANHATTA                BLEQPTUK               650,710

                                              BLFEDRTT               122,407
BLFEDRTTL-28269-CHASE NOMINEES

BLFEPDTTL-28270-CHASE NOMINEES                BLFEPDTT               716,067

BLFEPDUKQ-28270-CHASE NOMINEES                BLFEPDUK               270,467

BLUKINTTL-16400-CHASE MANHATTA                BLUKINTT             8,433,668

BRKSPFTTL-813168-MIDLAND BANK                 BRKSPFTT               926,308

BUCAPTUEA-19503-CHASE MANHATTA                BUCAPTUE               258,537

BUCAPTUKQ-19503-CHASE MANHATTA                BUCAPTUK               124,989

BUDISTUKA-19514-CHASE  MANHATTA               BUDISTUK               128,618

BUEXINTTL-19520-CHASE MANHATTA                BUEXINTT               480,956

BUFIVE350-19508-CHASE MANHATTA                BUFIVE35             1,145,581

BUGENRTTL-19507-CHASE MANHATTA                BUGENRTT               319,061

BUGENRUEA-19507-CHASE MANHATTA                BUGENRUE               785,257

BUINCM350-19505-CHASE MANHATTA                BUINCM35               209,020

BUINCMTTL-19505-CHASE MANHATTA                BUINCMTT               138,568

BUINVFTTL-19518-CHASE MANHATTA                BUINVFTT               662,812

BUKEQUTTL-N3B6-STATE STREET                   BUKEQUTT               316,270

BUSPCSUKQ-19519-CHASE MANHATTA                BUSPCSUK             2,652,018

BUTRSFTTL-19512-CHASE MANHATTA                BUTRSFTT                40,008

CAAPENTTL-CVS21-NORTHERN TRUST                CAAPENTT             1,692,992

CEULIPTTL-367748-BANK OF NEW Y                CEULIPTT             3,599,470

CHATRKTTL-16376-CHASE MANHATTA                CHATRKTT               475,611

CHRSTHUKX-16621-CHASE MANHATTA                CHRSTHUK               186,353

CHUCOMTTL-31961-CHASE NOMINEES                CHUCOMTT             1,347,971

CLTWORTTL-392177-BANK OF NEW Y                CLTWORTT               313,638

COUEUKTTL-392067-BANK OF NEW Y                COUEUKTT             4,526,598

DENTSTUKA-16644-CHASE MANHATTA                DENTSTUK               420,978

DUNSWRUKA-16612-CHASE MANHATTA                DUNSWRUK               154,621

DYFEDXUKA-772823-MIDLAND BANK                 DYFEDXUK             1,951,762

ESBSUPTTL-218311-BANK OF NEW Y                ESBSUPTT                43,074

FFP350TTL-221476-BNY (OCS) NOM                FFP350TT               252,149

FFPONGTTL-221428-BANK OF NEW Y                FFPONGTT               524,342

FKRUSSTTL-501562755-BANKERS TR                FKRUSSTT             2,023,638

FRNUKQTTL-501575013-BANKERS TR                FRNUKQTT               378,406

GMITRNTTL-25772-CHASE MANHATTA                GMITRNTT               595,609

INVESTORS BANK AND TRUST CO.                   527191              3,056,084

INVESTORS BANK AND TRUST CO.                   536747                756,438

INVESTORS BANK AND TRUST CO.                   552942                355,221

INVESTORS BANK AND TRUST CO.                   573039                101,088

INVESTORS BANK AND TRUST CO.                   585934                 10,802

INVESTORS BANK AND TRUST CO.                   595966                230,692

JPMORGAN CHASE BANK                            540186                181,647

JPMORGAN CHASE BANK                           BTGF01IE               341,021

JPMORGAN CHASE BANK                           BTGF05IE               381,288

KIOGEQUKA-387173-BNY (OCS) NOM                KIOGEOUK               184,663

MARKIPTTL-814537-MIDLAND BANK                 MARKIPTT                80,198

MARKUKTTL-814574-MIDLAND BANK                 MARKUKTT                75,842

NORTHERN TRUST BANK - BGI SEPA                 581610                274,022

NORTHERN TRUST BANK - BGI SEPA                 584069                116,930

NORTHERN TRUST BANK - BGI SEPA                 604162                 41,732

NUFFOUTTL-TNF01-NORTRUST NOMIN                NUFFOUTT               329,159

NUFGENUKA-16901-CHASE MANHATTA                NUFGENUK               127,521

PGUKALTTL-613363-CITIBANK NA                  PGUKALTT               519,989

POWYSFTTL-16649-CHASE MANHATTA                POWYSFTT                41,844

PPPMEDUKQ-8002238-DEUTSCHE BAN                PPPMEDUK               127,458

PTMA11TTL-27717-CHASE NOMINEES                PTMA11TT               104,456

R C GREIG NOMINEES LIMITED A/C                  BL1                  159,633

R C GREIG NOMINEES LIMITED A/C                  CM1                   36,608

R C GREIG NOMINEES LIMITED GP1                  GP1                   15,218

R C GREIG NOMINEES LIMITED SA1                  SA1                   18,461

ROYLIVTTL-LIV02-NORTRUST NOMIN                ROYLIVTT               854,383

SCTPEQTLC-SCO06-NORTRUST NOMIN                SCTPEOTL               308,641

STHWRKUKQ-16669-CHASE MANHATTA                STHWRKUK                63,310

TORFAEUKQ-003002-MELLON NOMINE                TORFAEUK                84,024

TPGEQUTTL-6948890986-CITIBANK                 TPGEOUTT               184,937

TRIBUNTTL-18243-CHASE MANHATTA                TRIBUNTT               127,489

UNIAEQTTL-USF12-NORTHERN TRUST                UNIAEOTT             2,084,752

UNLVERUKQ-USF06-NORTHERN TRUST                UNLVERUK               207,560

WELLCOTTL-JD12-STATE STREET                   WELLCOTT               447,165

WINUKPTTL-6010640794-VIDACOS N                WINUKPTT               252,237

WOOUSFTTL-214075-BANK OF NEW Y                WOOUSFTT             4,422,391

ZEBAN NOMINEES LIMITED                                                 1,700

ZEBAN NOMINEES LIMITED                                                 4,780
                                                                ------------
                                                         TOTAL   105,945,146
                                                                ------------

5.   Number of shares / amount of stock acquired

     NOT NOTIFIED


6.   Percentage of issued class

     NOT NOTIFIED


7.   Number of shares / amount of stock disposed

     -


8.   Percentage of issued class

     -


9.   Class of security

     ORDINARY SHARES OF 3.3333 PENCE EACH


10.  Date of transaction

     10 MARCH 2004


11.  Date company informed

     12 MARCH 2004


12.  Total holding following this notification

     105,945,146


13.  Total percentage holding of issued class following this notification

     11.17%


14.  Any additional information

     NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS INCREASED THEIR SHAREHOLDING IN SPIRENT PLC TO 11.17%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 95,500,218 SHARES (10.07%) ON 16 FEBRUARY 2004.


15.  Name of contact and telephone number for queries

     LUKE THOMAS - 01293 767658


16. Name and signature of authorised company official responsible for making this notification

     LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of notification

12 MARCH 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 12 March 2004                          By   ____/s/ Luke Thomas____

                                                    (Signature)*